SEC FILE NUMBER 001-34628
CUSIP NUMBER 74874Q100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QUINSTREET, INC.

Full Name of Registrant

N/A

Former Name if Applicable

950 Tower Lane, 6th Floor

Address of Principal Executive Office (Street and Number)

Foster City, CA 94404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QuinStreet, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 within the prescribed time period due to the complexities of determining its goodwill impairment charge for such quarterly period. In its earnings release dated January 29, 2013, the Company announced that it was conducting step one of a goodwill impairment test as described under U.S. Generally Accepted Accounting Principles (“GAAP”), triggered by a decline in the Company’s public market capitalization subsequent to December 31, 2012 to a value below the net carrying value of the Company’s equity. The Company expects to complete its initial assessment in order to record an estimated goodwill impairment charge and file its Quarterly Report on Form 10-Q no later than the prescribed due date allowed pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Hahn	650	578-7700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subsequent to December 31, 2012, the public market capitalization of the Company sustained a decline to a value below the net book carrying value of the Company’s equity. The Company determined that this triggered the necessity to conduct step one of a goodwill impairment test as described under GAAP. Based on the completion of step one of its goodwill impairment test, the Company has concluded that its goodwill, which had a carrying value of $243 million as of December 31, 2012, was impaired as of December 31, 2012. The Company is in the process of estimating its non-cash goodwill impairment charge for the three months ended December 31, 2012.

Forward-Looking Statements

This notification of late filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Words such as “will,” “believe,” “anticipates,” “would”, “may be” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include the Company’s anticipated financial results and results of analyses on impairment charges. The Company’s actual results may differ materially from those anticipated in these forward-looking statements. These factors and risks include, but are not limited to, the anticipated impact and timing of a goodwill impairment charge, the Company’s ability to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012 no later than the prescribed due date allowed pursuant to Rule 12b-25, and operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company does not intend and undertakes no duty to release publicly any updates or revisions to any forward-looking statements contained herein.

QuinStreet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 11, 2013	By:	/s/ Kenneth Hahn
		Name:	Kenneth Hahn
		Title:	Chief Financial Officer (Principal Financial Officer) and Chief Operating Officer